SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 19)

DGSE COMPANIES, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

395304 10 8

(CUSIP Number)

Carl D. Gum, III

General Counsel

NTR Metals, LLC

10720 Composite Drive

Dallas, TX 75220

(469) 522-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 2 of 7 Pages

(1)	Name of reporting person NTR Metals, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 6,365,460
	(8)	Shared voting power 0
	(9)	Sole dispositive power 6,365,460
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 6,365,460*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 23.6%*
(14)	Type of reporting person (see instructions) CO

*	NTR Metals, LLC (“NTR”), the Reporting Person, may also be deemed to beneficially own 13,814,727 common shares beneficially owned by Elemetal, LLC (“Elemetal”). See Item 4 for additional information. Percentage of class is based on 26,924,381 outstanding common shares, which is the number of common shares reported as outstanding at November 7, 2017 on the Form 10-Q filed by the Issuer on November 8, 2017.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 3 of 7 Pages

(1)	Name of reporting person John R. Loftus
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 6,365,460
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,365,460
(11)	Aggregate amount beneficially owned by each reporting person 6,365,460
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 23.6%*
(14)	Type of reporting person (see instructions) IN

*	Percentage of class is based on 26,924,381 outstanding common shares, which is the number of common shares reported as outstanding at November 7, 2017 on the Form 10-Q filed by the Issuer on November 8, 2017.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 4 of 7 Pages

This Amendment No. 19 to the Statement on Schedule 13D amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 1, 2010, which relates to the common stock, $0.01 par value per share (the “Common Shares”), of DGSE Companies, Inc., a Nevada corporation (the “Issuer”), as amended by Amendment No. 1 to the Statement on Schedule 13D filed on April 18, 2011, Amendment No. 2 to the Statement on Schedule 13D filed on June 14, 2011, Amendment No. 3 to the Statement on Schedule 13D filed on August 4, 2011, Amendment No. 4 to the Statement on Schedule 13D filed on August 16, 2011, Amendment No. 5 to the Statement on Schedule 13D filed on September 19, 2011, Amendment No. 6 to the Statement on Schedule 13D filed on October 31, 2011, Amendment No. 7 to the Statement on Schedule 13D filed on February 14, 2012, Amendment No. 8 to the Statement on Schedule 13D filed on October 31, 2012, Amendment No. 9 to the Statement on Schedule 13D filed on January 10, 2013, Amendment No. 10 to the Statement on Schedule 13D filed on July 31, 2013, Amendment No. 11 to the Statement on Schedule 13D filed on September 15, 2015, Amendment No. 12 to the Statement on Schedule 13D filed on February 8, 2016, Amendment No. 13 to the Statement on Schedule 13D filed on April 20, 2016, Amendment No. 14 to the Statement on Schedule 13D filed on June 22, 2016, Amendment No. 15 to the Statement on Schedule 13D filed on October 31, 2016, Amendment No. 16 to the Statement on Schedule 13D filed on December 9, 2016, Amendment No. 17 to the Statement on Schedule 13D filed on December 22, 2016 and Amendment No. 18 to the Statement on Schedule 13D filed on February 16, 2017 (as so amended, the “Schedule 13D”). The principal executive offices of the Issuer are located at 13022 Preston Road, Dallas, Texas 75240.

This Amendment No. 19 to the Schedule 13D amends and supplements the Schedule 13D as follows. Except as provided herein, this Amendment No. 19 does not modify any of the information previously reported on such Schedule 13D, including any amendment thereto.

Item 2. Identity and Background.

The following is added to the end of Item 2:

As of December 15, 2017, Elemetal is no longer a Reporting Person on this Schedule 13D. As of December 15, 2017, NTR and Mr. Loftus are the sole Reporting Persons on this Schedule 13D. The Reporting Persons are parties to a joint filing agreement pursuant to which the parties are filing this Schedule 13D. The joint filing agreement is filed as an exhibit to this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) See rows 11 and 13 of the cover page for each Reporting Person. Item 2 and the description of the arrangements set forth in Item 6 are incorporated herein by reference.

(b) See rows 7 through 10 of the cover page for each Reporting Person. Item 2 and the description of the arrangements set forth in Item 6 are incorporated herein by reference.

(c) The Reporting Persons have not effected any transaction in the Common Shares in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 7. Materials to be Filed as Exhibits.

Item 7 is amended and restated in its entirety to read as follows:

99.1	Partial Assignment Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.2	Closing Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC, Dr. L.S. Smith and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.3	NTR Irrevocable Proxy To Vote Shares In DGSE Companies, Inc., dated as of May 25, 2010, executed by NTR Metals, LLC in favor of Dr. L.S. Smith (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 5 of 7 Pages

99.4	Lock-Up Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.5	Option Contract, dated as of May 25, 2010, by and between NTR Metals, LLC and Dr. L S. Smith (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.6	Agreement to Execute Smith Irrevocable Proxy, dated as of May 25, 2010, executed by Dr. L.S. Smith in favor of NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 1, 2010)

99.7	Option Exercise Agreement, dated as of June 10, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 14, 2011)

99.8	Escrow Agreement, dated as of June 10, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by NTR on June 14, 2011)

99.9	Letter Agreement, dated as of July 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on August 4, 2011)

99.10	Letter Agreement, dated as of July 20, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by NTR on August 4, 2011)

99.11	Letter Agreement, dated as of August 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on August 16, 2011)

99.12	Letter Agreement, dated as of August 15, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by NTR on August 16, 2011)

99.13	Securities Purchase Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.14	Form of Registration Rights Agreement for Securities Purchase Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.15	Agreement and Plan of Merger, dated as of September 12, 2011, by and between DGSE Companies, Inc., SBT, Inc., Southern Bullion Trading, LLC, NTR Metals, LLC and members of Southern Bullion Trading, LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.16	Form of Registration Rights Agreement for Merger Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.17	Form of Lock-Up Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and Landmark Metals, LLC, a wholly owned subsidiary of NTR (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.18	Form of Escrow Agreement, dated as of September 12, 2011, by and among DGSE Companies, Inc., NTR Metals, LLC, and Compass Bank (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.19	Letter Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on September 19, 2011)

99.20	Letter Agreement, dated as of September 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on September 19, 2011)

99.21	Letter Agreement, dated as of September 15, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by NTR on September 19, 2011)

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 6 of 7 Pages

99.22	Form of Debt Cancellation Agreement, dated as of October 25, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 28, 2011, and incorporated herein by reference)

99.23	Form of Option Grant Agreement, dated as of October 25, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 28, 2011, and incorporated herein by reference)

99.24	Stock Agreement, dated as of September 9, 2011, by and between NTR Metals, LLC and James J. Vierling (previously filed as an Exhibit to the Schedule 13D filed by NTR on October 31, 2012)

99.25	Amendment to Stock Agreement, dated as of October 30, 2012, by and between NTR Metals, LLC and James J. Vierling (previously filed as an Exhibit to the Schedule 13D filed by NTR on October 31, 2012)

99.26	Contribution Agreement, dated as of January 2, 2013, by and between NTR Metals, LLC and Elemetal, LLC (f/k/a Global Metal Holdings, LLC) (previously filed as an Exhibit to the Schedule 13D filed by NTR on January 10, 2013)

99.27	Amendment No. 1 to Option Grant Agreement, dated as of January 7, 2013, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on January 10, 2013)

99.28	Second Amendment to Stock Agreement, dated as of March 31, 2013, by and between NTR Metals, LLC and James J. Vierling (previously filed as an Exhibit to the Schedule 13D filed by NTR on July 31, 2013)

99.29	Investor Representation Letter and Agreement, dated May 16, 2011 by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on July 31, 2013)

99.30	Amendment to Contribution Agreement, dated April 5, 2013, by and between NTR Metals, LLC and Elemetal, LLC (previously filed as an Exhibit to the Schedule 13D filed by NTR on July 31, 2013)

99.31	Agreement to Exercise Rights Under Stock Agreement, dated July 18, 2013, by and between NTR Metals, LLC and James J. Vierling (previously filed as an Exhibit to the Schedule 13D filed by NTR on July 31, 2013)

99.32	Press Release issued by Elemetal, LLC and NTR Metals, LLC on February 8, 2016 (previously filed as an Exhibit to the Schedule 13D filed by NTR on February 8, 2016)

99.33	Letter of Intent, dated April 18, 2016, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on April 20, 2016)

99.34	Letter of Intent, dated April 18, 2016, by and between Elemetal, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by NTR on April 20, 2016)

99.35	Stock Purchase Agreement, dated June 20, 2016, by and among Elemetal, LLC, NTR Metals, LLC and DGSE Companies, Inc. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed June 22, 2016, and incorporated herein by reference)

99.36	Form of Registration Rights Agreement, dated December 9, 2016, by and among Elemetal, LLC, NTR Metals, LLC and DGSE Companies, Inc. (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed June 22, 2016, and incorporated herein by reference)

99.37	Form of Warrant to Purchase Shares of Common Stock of DGSE Companies, Inc., dated December 9, 2016 (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed June 22, 2016, and incorporated herein by reference)

99.38	Joint Filing Agreement, dated as of January 2, 2018, by and between NTR Metals, LLC and John R. Loftus

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2018

NTR METALS, LLC

By:	/s/ Carl D. Gum, III
Name:	Carl D. Gum, III
Title:	General Counsel

/s/ John R. Loftus
JOHN R. LOFTUS